Notice to ASX/LSE 4 June 2021 Ben Wyatt to join Rio Tinto Board Rio Tinto has appointed Ben Wyatt as a non-executive director. Mr Wyatt, an Australian citizen, will join the Board on 1 September 2021. Mr Wyatt brings extensive public policy, regulatory and international trade experience to the Board from his time as Treasurer and Aboriginal Affairs Minister in the Western Australian Government. Before entering the State Parliament in 2006, Mr Wyatt was a barrister and solicitor. Rio Tinto chairman Simon Thompson said “I am delighted to welcome Ben to the Rio Tinto Board. With family links to the Pilbara and an impressive track record in public life, Ben’s knowledge of public policy, finance, international trade and Indigenous affairs will significantly add to the depth of knowledge on the Board at a time when we are seeking to strengthen relationships with key stakeholders in Australia and around the world.” Mr Wyatt said “I have deep respect for the resources sector in Australia and have long been impressed with the professionalism and commitment demonstrated by Rio Tinto. I was deeply saddened and disappointed by the events at Juukan Gorge but I am convinced that Rio Tinto is committed to changing its approach to cultural heritage issues and restoring its reputation, particularly in Australia and Western Australia. I am looking forward to working with the Board in building on the momentum for change generated by the new leadership team.” Ben Wyatt biography Ben Wyatt’s career commenced in law, initially as a barrister and solicitor with a major national Australian law firm before joining the WA Director of Public Prosecutions. During his 15-year political career in the Western Australian Parliament, he held the ministerial portfolios of Treasury, Finance, Energy and Aboriginal Affairs. A graduate of the Royal Military College Duntroon, Mr Wyatt has a Bachelor of Laws from the University of Western Australia and a Masters of Science with Distinction from the London School of Economics. He is a non-executive director of Woodside Petroleum Ltd. EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com